The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares the registration statement effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

Free Writing Prospectus

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-1: No. 333-142110

SUBJECT TO COMPLETION — DATED JUNE 25, 2007

3,200,000 Shares

PRELIMINARY PROSPECTUS

Common Stock

We are a bank holding company based in Henderson, Nevada. We are offering 3,200,000 shares of our common stock in this firm commitment public underwritten offering. We anticipate that the public offering price will be between $22.00 and $24.00 per share.

Our shares are currently listed on the OTC Bulletin Board under the symbol SSBX.OB. We have applied to have our common stock listed for quotation on the Nasdaq Global Market under the trading symbol “SSBX.” The closing sales price of our common stock, on June 20, 2007, the latest practicable date, was $22.74 per share.

Investing in our common stock involves risks. Please read the “ Risk Factors” section beginning on page 10 for a discussion of factors that you should consider before you make your investment decision.

	Per Share	Total
Price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds to us(1)	$	$

(1)	This amount is the total before deducting legal, accounting, printing and other offering expenses payable by us, which are estimated to be $1,710,263.

The underwriters also may purchase up to 480,000 additional shares from us at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2007, subject to customary closing conditions.

SANDLER O’NEILL + PARTNERS, L.P.	HOWE BARNES HOEFER & ARNETT

The date of this prospectus is                     , 2007

Silver State Bancorp has filed a registration statement (including the prospectus) under the Securities Act of 1933, as amended, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Silver State Bancorp has filed with the SEC for more complete information about Silver State Bancorp and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Sandler O’Neill will send you the prospectus if you request it by calling tollfree (866-805-4128).